TH Lee, Putnam Emerging Opportunities Portfolio

TH Lee, Putnam Emerging Opportunities Portfolio is one of a series of TH Lee, Putnam Investment Trust.

The Fund offers class A shares.  Class A began on July 30,
2001.

Sales charge: class A 4.50% maximum

12b-1 fees: none